

OFFERING MEMORANDUM

facilitated by



Wine Shop, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Wine Shop, LLC
State of Organization	IN
Date of Formation	02/14/2022
Entity Type	Limited Liability Company
Street Address	2708 Klerner Ct, New Albany IN, 47150
Website Address	www.wineshopnewalbany.com

(B) Directors and Officers of the Company

Key Person		Jason Searby
Position with the Company		
	Title	Owner
	First Year	2022
Other business experience (last three years)		Jason Searby, has over 15 years in launching, training, and operating high volume retail operations making him uniquely qualified and prepared for the work needed to build, open and sustain a successful business for the long haul.

Key Person		Lauren VanCleave
Position with the Company		
	Title	Owner

	First Year	2022
Other business experience (last three years)		**CEO** (*Story Louisville, 1/21/2020 - 11/17/2022*) — Collaborated with board and team to develop and execute a comprehensive company growth strategy. Hired, led, and managed a diverse staff in order to advance engagement and team dedicated to Story's initiatives. Developed and implemented company wide operational policies. Served as the linchpin between board, team, and agencies to ensure clear consistent communication and operations. Managed lead pipeline, developed and delivered revenue forecasts, and oversaw sales activity that supported high performing teams. Defined and analyzed the metrics that informed the success of Story's products and feature offerings.Established and oversaw transparent internal and internal communication amongst cross-functional teams and partners. Grew the Story membership base through development and implementation of a marketing strategy, lead management software, and lead workflow automation for sales team. Championed of data-driven analytics, human-centered design methodologies, lean startup processes, and agile workflows that supported continuous enhancement of product and service offerings - from ideation to operationalization. Developed relationships with key partners and vendors. **Director of Operations** (*Story Louisville, 1/21/2019 - 1/20/2020*) — Creation and maintenance of the standard operations procedure manual, established standardized trainings and onboarding for new hires, managed quality of

	experience on Story Louisville locations, companywide schedule management, supervised, hired and trained staff, monitored existing processes and analyzed their effectiveness, created strategies to expand memberships and improve offerings, as well as nurtured current, and developed prospective, working relationships and partnerships with members, vendors and the community at large.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Jason Searby	50%
Lauren VanCleave	50%

(D) The Company's Business and Business Plan

WINE SHOP, MORE THAN POPPIN' BOTTLES

Wine Shop was designed with the desire to create vibrant community spaces for residents to live, work & play. Wine Shop introduces our customers to new and exciting flavors in a welcoming and accessible space to try new things and find old favorites. It features local food and beverage distributors through strong community partnerships, while providing an international aesthetic and vibe.

Our tasting bar allows customers to try before they buy, plan their next great event, or just have a drink in the neighborhood.

Low risk, high reward, high joy shopping.

BRIEF HISTORY

Founded in 2022 by friends and partners Lauren VanCleave & Jason Searby, we have over 35 years of combined wine, spirits and hospitality and retail management experience. Our family owned business is managed by a small team of two to four employees all specializing in wine and beer tasting, education, and sales.

When Jason and his partner Robin moved to New Albany from Chicago the were frustrated with having to cross the bridge for wine and party needs, the friends decided to join together to bring their love of larger city boutique bodega experiences, and elevated but welcoming gathering spaces to New Albany.

New Albany is a great place to live, and our mission is to help grow a community ecosystem that encourages it's residence to stay when it's time to work and play.

SERVICES

- Wine & beer shop with limited local bodega. Taste before you buy option with tasting cooler

- Tasting Bar with rotating wine, beer, and non alcoholic beverage options

- Chef Table for small groups of no more than 10 for private chef pop ups

- Online store with delivery & wine subscription box that rotates monthly and brings customers in to taste, select & pick up their monthly box. Custom catered bar menus for home parties and event space located at 410 Pear Street

- Community Partnerships with farmers market, restaurants, and startup small businesses for brick and mortar access without massive overhead (marketplace)

OPPORTUNITY

Wine Shop is looking to expand its current footprint into its covered loading dock to provide its community with a hidden gem of an outdoor dining space. Once used as the back stage of the New Albany Opera House, Wine Shop plans to provide all season access to this New Orleans inspired garden for guests to enjoy some fresh air while sipping wine, snacking on tapas, and listening to music. This space will also be dog friendly, and work in collaboration with the City of New Albany to expand their alley beautification initiative.

The Opportunity

New Albany has a strong food and beverage presence. New additions must have a vision and aesthetic as unique and diverse as the people who live here. A "hidden", New Orleans inspired patio garden is the next step is the perfect addition to the growing culture.

- The Historic District of New Albany needs fun dining experiences with the addition of outdoor access.
- More people are moving to downtown New Albany, and spaces need to offer places for residents to live work and play.
- An curated outdoor experience that expands on the current success of the Wine Shop
- Strong neighborhood partnerships and more space to activate them

The Team

Lauren VanCleave, Co-owner

Lauren VanCleave, is the daughter of three generations of local restaurant owners and a CEO of Louisville's first co-working space dedicated to growing the startup ecosystem in our city and bringing accessibility and equity into our startup community. Through this experience she earned her entrepreneurial stripes, learning lessons about scalability, fundraising, building a team, and an inspiring brand, but most importantly how to build community.

Lauren was just voted Southern Indiana Business 20 under 40

Jason Searby, Co-owner

Jason Searby, has over 15 years in launching, training, and operating high volume retail operations making him uniquely qualified and prepared for the work needed to build, open and sustain a successful business for the long haul.

Our Location

New Albany is a great place to live, and our mission is to continue growing a community ecosystem that encourages its residents to stay and invest back into the community they live in when it's time to work and play.

- Population size: 37,841
- Population density: Spanning over 16 miles, New Albany has a population density of 2,423 people per square mile
- Percentage of people over the age of 21: 72%
- Current Demographics: Average Age 28-44
- Top Cities to Visit Wine Shop: New Albany, Louisville, Chicago, New York
- Wine Shop is within one block of 200 luxury apartments.
- The AirB&B scene driving tourism in New Albany currently runs an 85% year round occupancy rate.
- 2024 Wine Shop will sit across from a boutique hotel and 20,000 event space.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$30,000
Offering Deadline	March 31, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$75,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Garage Door for Outdoor Space	$10,000	$30,000
Patio Construction & Materials	$9,475	$14,437
Permits & Fees	$1,000	$3,000
Furniture Fixtures & Equiptment	$7,500	$22,500
Mainvest Compensation	$2,025	$5,063
TOTAL	$30,000	$75,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.5 - 3.8%[2]
Payment Deadline	2028-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.79%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.5% and a maximum rate of 3.8% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$30,000	1.5%
$41,250	2.1%
$52,500	2.6%
$63,750	3.2%
$75,000	3.8%

[3] To reward early participation, the investors who contribute the first $20,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $20,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Jason Searby	50%
Lauren VanCleave	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Caesar's Foundation	$50,000	4.25%	10/01/2027	
Neil Smith	$30,000	2%	01/31/2026	

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Wine Shop has been operating since November 3, 2022 and has since achieved the following milestones:

- Opened location in New Albany, Indiana

- Achieved revenue of $24,000 in month 1, which not only broke even, but made a profit

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Wine Shop forecasts the following milestones:

- Hire for the following positions by October, 2023: [Bartender, Food Runner, Bar Server]

- Achieve $350,000 revenue per year by 2024

- Achieve $100,00 profit per year by 2025

No operating history

Wine Shop was established in November, 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$335,521	$407,018	$645,506	$645,506	$578,700
Cost of Goods Sold	$49,106	$49,056	$59,556	$59,556	$59,556
Gross Profit	$286,415	$357,962	$585,950	$585,950	$519,144
EXPENSES					
Rent	$28,300	$25,200	$25,200	$25,200	$25,200
Payroll	$60,000	$64,013	$92,154	$136,589	$145,218
Supplies & Equipment	$2,700	$2,767	$2,836	$2,906	$2,400
Marketing & Advetising	$10,000	$10,250	$10,506	$10,768	$9,250
Electricity, Utilities, Internet	$9,500	$9,737	$9,980	$10,229	$11,760
Admin & General	$40,000	$41,000	$42,025	$43,075	$34,861
Operating Profit	$135,915	$204,995	$403,249	$357,183	$290,455

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V